Exhibit 7

Daimler AG and its Consolidated Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(in millions of €, except ratios)

	U.S. GAAP					IFRS (3)
	Year Ended December 31,					Year Ended December 31,
	2002	2003	2004	2005	2006	2005	2006	2007	2008
EARNINGS

Income/(loss) from continuing operations before income taxes, minority interests, and cumulative effects of changes in accounting principles	5,925	596	3,535	3,376 (2)	4,021 (2)	2,426	4,902	9,181	2,795

Add:
Fixed charges	4,102	3,383	3,199	4,312	4,649	3,457	3,714	4,147	4,565
Amortization of previously capitalized interest	134	119	107	104	97	—	—	—	—
Dividends received from equity investees	133	80	107	122	159	122	159	9	9

Deduct:
Capitalized interest	(147)	(100)	(70)	(73)	(73)	—	—	—	—
(Income)/loss from equity investees	134	538	937	(103)	(318)	(372)	148	399	1,128
Earnings available for fixed charges	10,281	4,616	7,815	7,738	8,535	5,633	8,923	13,736	8,497

FIXED CHARGES
Interest expense	3,709	3,034	2,828	3,924	4,256	3,264	3,526	3,943	4,377
Capitalized interest	147	100	70	73	73	—	—	—	—
Interest portion of rent expense (1)	246	249	301	315	320	193	188	204	188
Total fixed charges	4,102	3,383	3,199	4,312	4,649	3,457	3,714	4,147	4,565

RATIO OF EARNINGS TO FIXED CHARGES	2.51	1.36	2.44	1.79	1.84	1.63	2.40	3.31	1.86

(1)   One third of all rental expenses is deemed to be interest.

(2)   Income from continuing operations before income taxes, minority interests, and cumulative effects of changes in accounting principles under US-GAAP for the years 2005 and 2006 was retroactively adjusted in connection with the first time adoption of IFRS. The adjustements did not materially affect the results of the years 2005 or 2006.

(3)   The IFRS based numbers for the years ended December 31, 2007, 2006 and 2005 have been adjusted to reflect the presentation of the Chrysler activities as discontinued operations.